================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 39)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                         87927W10
       (Title of class of securities)                            (CUSIP number)

                                 MR. STEFANO CAO
                                  SINTONIA S.A.
                                1, PLACE D'ARMES
                               L1136 - LUXEMBOURG
                                 (+352) 26266250

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 22, 2009
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------                   -----------------------------------
CUSIP No.  87927W10                   13D
--------------------------                   -----------------------------------

-----------------   ------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON                     SINTONIA S.A. (FORMERLY KNOWN AS EDIZIONE
                    I.R.S. IDENTIFICATION NO.                    FINANCE INTERNATIONAL S.A.)
                    OF ABOVE PERSON                              Not Applicable
-----------------   ------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a) |X|
                                                                                               (b) |_|
-----------------   ------------------------------------------------------------------------------------------------
3                   SEC USE ONLY
-----------------   ------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                                             WC, BK
-----------------   ------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                 |_|
-----------------   ------------------------------------------------------------------------------------ -----------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Luxembourg
-----------------   ------------------------------------------------------------------------------------------------
                    7                     SOLE VOTING POWER:                     275,115,716
NUMBER OF           ------------------------------------------------------------------------------------------------
SHARES              8                     SHARED VOTING POWER:                   0
BENEFICIALLY                                                                     (See Item 5)
OWNED BY            ------------------------------------------------------------------------------------------------
EACH                9                     SOLE DISPOSITIVE POWER:                275,115,716
REPORTING           ------------------------------------------------------------------------------------------------
PERSON WITH         10                    SHARED DISPOSITIVE POWER:              0
                                                                                 (See Item 5)
-----------------   ------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     275,115,716
-----------------   ------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:         |_|
-----------------   ------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        2.06%
                                                                                               (See Item 5)
-----------------   ------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          CO


--------------------------                   -----------------------------------
CUSIP No.  87927W10                   13D
--------------------------                   -----------------------------------

-----------------   ------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON                     EDIZIONE S.R.L. (FORMERLY KNOWN
                    I.R.S. IDENTIFICATION NO.                    AS RAGIONES.a.p.a. DI GILBERTO
                    OF ABOVE PERSON                              BENETTON E C.)
                                                                 Not Applicable
-----------------   ------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a) |X|
                                                                                               (b) |_|
-----------------   ------------------------------------------------------------------------------------------------
3                   SEC USE ONLY
-----------------   ------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS:                                             WC, BK
-----------------   ------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                 |_|
-----------------   ------------------------------------------------------------------------------------ -----------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Italy
-----------------   ------------------------------------------------------------------------------------------------
                    7                     SOLE VOTING POWER:                     275,115,716
NUMBER OF           ------------------------------------------------------------------------------------------------
SHARES              8                     SHARED VOTING POWER:                   0
BENEFICIALLY                                                                     (See Item 5)
OWNED BY            ------------------------------------------------------------------------------------------------
EACH                9                     SOLE DISPOSITIVE POWER:                275,115,716
REPORTING           ------------------------------------------------------------------------------------------------
PERSON WITH         10                    SHARED DISPOSITIVE POWER:              0
                                                                                 (See Item 5)
-----------------   ------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     275,115,716
-----------------   ------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:         |_|
-----------------   ------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        2.06%
                                                                                               (See Item 5)
-----------------   ------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON:                          PN


         This Amendment No. 39 (this "AMENDMENT") amends the Statement on
Schedule 13D dated August 9, 2001 (as previously amended, the "SCHEDULE 13D") originally filed by Edizione Holding S.p.A. (merged into Edizione S.r.l., effective January 1, 2009), Edizione Finance International S.A. (subsequently renamed Sintonia S.A. ("SI")), a company incorporated in the Duchy of Luxembourg, and Ragione S.a.p.a. di Gilberto Benetton e C., which (effective January 1, 2009, after the merger of Edizione Holding S.p.A.) changed its name to Edizione S.r.l., a limited liability company incorporated under the laws of the Republic of Italy ("EDIZIONE") with respect to the ordinary shares, euro
0.55 par value per share ("TELECOM SHARES"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("TELECOM ITALIA"). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

         This Amendment is being filed by each of Edizione and SI. Edizione is the controlling shareholder of SI, holding 79.08% of SI's shares. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

         INTRODUCTION.

         On April 28, 2007, a group of investors (the "INVESTORS") made up of Intesa Sanpaolo, Assicurazioni Generali S.p.A. ("AG" and, together with the AG group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfursorge Deutsche Lebenversicherung AG, and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below), together "GENERALI"), SI, Mediobanca S.p.A. ("MEDIOBANCA") and Telefonica S.A., the Spanish- based telecommunications operator ("TELEFONICA"), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the "OCTOBER 25TH AMENDMENT"), the "CO-INVESTMENT AGREEMENT"). The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. ("TELCO"), an Italian corporation. On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

          Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. ("OLIMPIA"), which in turn held at that time 2,407,345,359 Telecom Shares or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. ("PIRELLI") and Sintonia S.p.A. and SI. The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the "OLIMPIA SHARES") pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the "ANNOUNCEMENT"), an unofficial English translation of which was previously filed on Schedule 13D as
Exhibit 94.

         In addition to Telco's participation in Telecom Italia's ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Shares they held on that date. These shares amounted to 5.6% of Telecom Italia's ordinary share capital, with the individual contributions of

Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia's ordinary share capital, and brought Telco's direct and indirect participation in Telecom Italia's ordinary share capital to approximately 23.6%. Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 85 and 92, respectively.

         Olimpia was subsequently merged into Telco, resulting in Olimpia's shareholding in Telecom Shares being held directly by Telco.

         In March 2008, Telco acquired 121,530,000 Telecom Shares, representing 0.91% of Telecom Italia's share capital. As a result, Telco's holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Shares.

         On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement (previously filed on Schedule 13D as Exhibit 87), the non- proportional de-merger of Telco, with the assignment to SI of its pro rata share of the assets and liabilities of Telco (including 275,115,716 Telecom Shares held by Telco representing approximately 2.06% of Telecom Italia's share capital (the "SI TELECOM SHARES")). The joint press release with respect to these events, dated October 28, 2009, and issued by the Investors is filed as
Exhibit 101 hereto.

         The terms of SI's exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the "SI EXIT TRANSACTION"). The Telco press release describing the SI Exit Transaction, dated November 26, 2009, is filed as
Exhibit 102 hereto.

         The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the "SI EXIT AGREEMENT"), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the "SI TELECOM SHARE TRANSFER"), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI's Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco's share capital) for consideration of euro 293,461,160.95 (equal to a price of euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI's interest in Telco as of December 15, 2009 (the "TELCO SHARE CAPITAL REDUCTION").

         Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI to Telco of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction). An unofficial translation of the SI Exit Agreement is filed as Exhibit 103 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 104 hereto.

         Following this filing, each of SI and Edizione will have no further obligation to file statements on Schedule 13D, as SI's beneficial ownership of Telecom Shares is no longer greater than 5.0% following the SI Exit Transaction, effective December 22, 2009.

         Items 2, 3, 4, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This Amendment is being filed by each of SI, a company incorporated in the Duchy of Luxembourg, and Edizione, a limited liability company incorporated under the laws of Italy.

         Edizione owns 79.08% of the share capital of SI, which in turn owned directly 8.39% of the equity of Telco prior to the SI Exit Transaction.

         Edizione's principal business is to act as a holding company for various operations in the retail sector (principally through its shareholdings in Benetton Group and Autogrill S.p.A.) and, through its subsidiary SI, the infrastructure and mobility services sector, with SI's shareholdings in Atlantia-Autostrade per l'Italia, Investimenti Infrastrutture (Gemina-Aereoporti di Roma) and other European infrastructure companies.

         Edizione's principal office is located at Via Calmaggiore 23, Treviso, Italy. SI's principal office is located at 1, Place d'Armes, L1136, Luxembourg.

         The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Edizione and SI are set forth, respectively, in Annexes A-1 and A-2, which are incorporated herein by reference.

         During the past five years, neither Edizione, SI nor any of their respective directors or executive officers has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         As stated in the Introduction to this Amendment, the cash consideration due from SI to Telco of euro 605,254,575.20 in connection with the SI Telecom Share Transfer was partially offset by the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction. SI paid the balance of the cash consideration due from SI to Telco in connection with the SI Telecom Share Transfer (equal to euro 311,793,414.25) by using funds from available working capital and with bank loans made to SI by a group of banks arranged by the Royal Bank of Scotland in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         The purpose of the SI Exit Transaction is to allow SI to separate itself from the Telco group and to allow SI, if it chooses, to divest its 2.06% interest in Telecom Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Following the SI Exit Transaction, effective December 22, 2009, SI has no further interest in the Telecom Shares held by Telco, but directly holds 275,115,716 Telecom Shares (representing approximately 2.06% of the outstanding Telecom Shares) and has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of such Telecom Shares.

         Edizione may be deemed to beneficially own, through its controlling interest in the share capital of SI, 275,115,716 Telecom Shares (representing approximately 2.06% of the outstanding Telecom Shares). Edizione has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of the 275,115,716 Telecom Shares held directly by SI.

         The beneficial ownership of Telecom Shares by the directors and executive officers of each of SI and Edizione, to the extent currently available, is indicated next to such director or executive officer's name in Annexes A-1 and A-2, respectively, of Schedule 13D. Currently, neither SI nor Edizione has information on any transaction in Telecom Shares during the past 60 days by the persons listed in Annexes A-1 and A-2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

SI EXIT AGREEMENT

         The description of the SI Exit Agreement in the Introduction to this Amendment is incorporated herein by reference. The summary herein of certain material provisions of the SI Exit Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of the unofficial translation of such document attached as Exhibit 103 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

Exhibit 101: Joint press release, dated October 28, 2009, issued by the shareholders of Telco (Telefonica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A.).

Exhibit 102:   Telco S.p.A. press release, dated November 26, 2009.

Exhibit 103: Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).

Exhibit 104:   Telco S.p.A. press release, dated December 22, 2009.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: December 23, 2009

                                  SINTONIA S.A.


                                  By: /s/ Stefano Cao
                                      --------------------------------
                                      Name:  Stefano Cao
                                      Title: Managing Director

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: December 23, 2009

                                 EDIZIONE S.r.l.


                                 By: /s/ Gianni Mion
                                     ---------------------------------
                                     Name:  Gianni Mion
                                     Title: Managing Director

                                    ANNEX A-1

                DIRECTORS AND EXECUTIVE OFFICERS OF SINTONIA S.A.

The name, title, present principal occupation or employment of each of the directors and executive officers of Sintonia S.A. are set forth below. The business address of each director and executive officer is Sintonia S.A.'s address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Sintonia S.A. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.


--------------------------------------------------------------------------------------------------------------------
                                               PRESENT PRINCIPAL
                                                  OCCUPATION
   NAME AND SURNAME                           (IF DIFFERENT FROM
                           POSITION WITH         POSITION WITH        CITIZENSHIP IF          TELECOM SHARES
                           SINTONIA S.A.        SINTONIA S.A.)      OTHER THAN ITALIAN      BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------------
       Jean Hoss              Chairman              Lawyer              Luxembourg                   *
--------------------------------------------------------------------------------------------------------------------
      Stefano Cao             Managing Director                                                      *
--------------------------------------------------------------------------------------------------------------------
   Gilberto Benetton          Director           Entrepreneur                                        *
--------------------------------------------------------------------------------------------------------------------
    Gustave Stoffel           Director            Consultant            Luxembourg                   *
--------------------------------------------------------------------------------------------------------------------
      Gianni Mion             Director             Executive                                         *
--------------------------------------------------------------------------------------------------------------------
     Sergio Erede             Director              Lawyer                                           *
--------------------------------------------------------------------------------------------------------------------
    Alex Sulkowski            Director            Consultant            Luxembourg                   *
--------------------------------------------------------------------------------------------------------------------
    Carlo Bertazzo            Director             Executive                                         *
--------------------------------------------------------------------------------------------------------------------
     Karl Pardaens            Director              Lawyer              Luxembourg                   *
--------------------------------------------------------------------------------------------------------------------
  Alessandro Bertani          Director             Executive                                         *
--------------------------------------------------------------------------------------------------------------------
      Kim Ji Eun              Director             Executive              Korea                      *
--------------------------------------------------------------------------------------------------------------------
   Philippe Lenoble           Director             Executive              Belgium                    *
--------------------------------------------------------------------------------------------------------------------
* INFORMATION UNAVAILABLE

                                    ANNEX A-2

                  DIRECTORS AND EXECUTIVE OFFICERS OF EDIZIONE

The name, title, present principal occupation or employment of each of the directors and executive officers of Edizione are set forth below. The business address of each director and executive officer is Edizione's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Edizione. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.


---------------------------------------------------------------------------------------------------------------------
   NAME AND SURNAME        POSITION WITH             PRESENT PRINCIPAL OCCUPATION            TELECOM SHARES
                             EDIZIONE              (IF DIFFERENT FROM POSITION WITH        BENEFICIALLY OWNED
                                                               EDIZIONE)
---------------------------------------------------------------------------------------------------------------------
   Gilberto Benetton           Chairman                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
    Carlo Benetton          Deputy Chairman                  Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
   Luciano Benetton            Director                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
   Giuliana Benetton           Director                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
  Alessandro Benetton          Director                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
   Franca Bertagnin            Director                      Entrepreneur                            *
       Benetton
---------------------------------------------------------------------------------------------------------------------
   Sabrina Benetton            Director                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
  Christian Benetton           Director                      Entrepreneur                            *
---------------------------------------------------------------------------------------------------------------------
      Gianni Mion          Managing Director                   Executive                             *
---------------------------------------------------------------------------------------------------------------------
    Fabio Cerchiai             Director                        Executive                             *
---------------------------------------------------------------------------------------------------------------------
    Giovanni Costa             Director                        Professor                             *
---------------------------------------------------------------------------------------------------------------------
* INFORMATION UNAVAILABLE


EXHIBIT INDEX


Exhibit No.
-----------

99.85 Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.87 Shareholders' Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.90 Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and the Sintonia Sellers.*

99.92 Amendment to the Co-Investment Agreement and the Shareholders' Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.*

99.93        By-laws of Olimpia S.p.A. (unofficial English translation).*

99.94 The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.96        By-laws of Telco S.p.A. (unofficial English translation).*

99.97: Call Option Agreement, dated November 6, 2007, between Telefonica and Telco. *

99.98 Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica. *

99.99: Amended and Restated By-laws of Telco (unofficial English translation). *

99.100 Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007. *

99.101 Joint press release, dated October 28, 2009, issued by the shareholders of Telco (Telefonica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A.)

99.102       Telco S.p.A. press release, dated November 26, 2009.

99.103 Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).

99.104       Telco S.p.A. press release, dated December 22, 2009.

         * Previously filed.